Exhibit 99.1

GCL Announces ‘Island of Hearts’, a Live-Action Interactive Adventure Coming To PC

GCL unveils its latest new title, “Island of Hearts”

SINGAPORE, Oct. 08, 2025 (GLOBE NEWSWIRE) -- GCL Global Holdings Ltd. (Nasdaq: GCL) (“GCL” or the “Company”), a leading provider of games and entertainment, today announced that its publishing subsidiary, 4Divinity Pte. Ltd. (“4Divinity”), and creator-led branded content production subsidiary, Titan Digital Media (“Titan”), co-created GCL’s latest new game title, “Island of Hearts”, with support from Leap Studio.

“Island of Hearts” is a narrative-driven interactive live-action adventure scheduled to launch in Spring 2026. It blends rst-person perspective storytelling with a branching narrative design, brought to life by a cast of well-known lifestyle creators in Asia.

Featured content creators include Siew Pui Yi (@ms_puiyi); Debbie Wee (@debbwie); Nahyun Kim (@nahyunworld); Baby G (@kaikai_babyg); Ayako Ogawa (@ayakogawa); Leah Usami (@leah_usami); and others to be revealed.

The game will be showcased at 4Divinity’s booth during the gamescom asia x Thailand Game Show 2025 from October 16–19 in Bangkok, Thailand. Attendees will have the opportunity to experience a hands-on demonstration, offering a glimpse into the game’s interactive storytelling and visual style.

In addition, cast members will appear in person at the event for a meet-and-greet, offering fans a chance to connect directly with the stars of the game.

A demo of “Island of Hearts” will also be available and featured on Steam’s gamescom asia event page starting 15 October 2025.

“‘Island of Hearts’ represents an exciting new chapter in our game development and publishing strategy and showcases the creative synergies across our subsidiaries,” said Sebastian Toke, Group CEO of GCL. “By collaborating with leading content creators, we’re delivering a personal and immersive experience that we believe our users will nd unforgettable. With a hands-on demo featured on Steam and live fan engagement at the event, we’re not only expanding our reach but also demonstrating the commercial potential of interactive storytelling as a growth driver for our portfolio.”

More details, including character reveals, story, and behind-the-scenes content, will be unveiled during the gamescom asia showcase and in the months ahead.

About GCL Global Holdings

GCL Global Holdings Ltd. (“GCL”) is a holding company incorporated in the Cayman Islands (GCL together with its subsidiaries, the “GCL Group”). Through its operating subsidiaries, GCL Group unites people through its ecosystem of content and hardware in games and entertainment, enabling creators to deliver engaging experiences to gaming communities worldwide with a strategic focus on the rapidly expanding Asian gaming market.

Drawing on a deep understanding of gaming trends and market dynamics, GCL Group leverages its diverse portfolio of digital and physical content as well as multimedia peripherals to bridge cultures and reach global audience by introducing Asian-developed IP across consoles, PCs, and streaming platforms. Learn more at http://www.gclglobalholdings.com

About 4Divinity

4Divinity is a digital and retail games publishing company and a wholly owned subsidiary of GCL, focused on bringing exciting game content from around the world to Asia and introducing Asian content to a global market. Along with its sister company, Epicsoft Asia, 4Divinity partners with publishers and development studios to introduce brand-new IP to the region. https://www.4divinity ..com/

About Titan Digital Media

Titan Digital Media is a Singapore-based creative studio and talent network specialising in digital content, branded entertainment, and in uencer-led storytelling. Known for its digital- rst and innovative approach, Titan hosts a network of the region’s top creators to produce content that resonates across platforms. With expertise in narrative development, production, and talent management, Titan has become a leading force in Southeast Asia’s content and creator economy. As part of the GCL Group, it is now expanding into interactive media, uniting content creators, brands, and fans through bold new forms of storytelling.

About Leap Studio

Leap Studio, a Hong Kong-based game developer, is dedicated to creating innovative PC and console games. With research and development hubs in Beijing, Xi’an, and Hefei, the company thrives on youthful passion—over 90% of its team is under 30. The name “Leap” translates to “absurdity” in Chinese, inspired by Søren Kierkegaard’s Leap of Faith, re ecting the belief that true conviction is the key to crafting groundbreaking, era-de ning experiences.

Forward-Looking Statements

This press release includes “forward-looking statements” made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995, and may be identi ed by the use of words such as “estimate,” “plan,” “project,” “forecast,” “intend,” “will,” “expect,” “anticipate,” “believe,” “seek,” “target” or other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. These forward-looking statements may also include, but are not limited to, statements regarding projections, estimates and forecasts of revenue and other financial and performance metrics, projections of market opportunity and expectations, the estimated implied enterprise value of GCL, GCL’s ability to scale and grow its business, the expected benefits of the acquisition of Ban Leong Technologies Limited, the advantages and expected growth of GCL, and GCL’s ability to source and retain creative talent and publish games. These statements are based on various assumptions, whether or not identified in this press release, and on the current expectations of GCL’s management and are not predictions of actual performance.

These statements involve risks, uncertainties and other factors that may cause actual results, levels of activity, performance, or achievements to be materially different from those expressed or implied by these forward-looking statements. Although GCL believes that it has a reasonable basis for each forward-looking statement contained in this press release, GCL cautions you that these statements are based on a combination of facts and factors currently known and projections of the future, which are inherently uncertain. In addition, there are risks and uncertainties described in GCL’s annual report on Form 20-F, filed with the SEC on July 31, 2025, and other documents led by GCL from time to time with the SEC. These filings may identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. GCL cannot assure you that the forward-looking statements in this press release will prove to be accurate. There may be additional risks that GCL presently knows or that GCL currently believes are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. In light of the significant uncertainties in these forward-looking statements, nothing in this press release should be regarded as a representation by any person that the forward-looking statements set forth herein will be achieved or that any of the contemplated results of such forward-looking statements will be achieved. The forward-looking statements in this press release represent the views of GCL as of the date of this press release. Subsequent events and developments may cause those views to change. However, while GCL may update these forward-looking statements in the future, there is no current intention to do so, except to the extent required by applicable law. You should, therefore, not rely on these forward-looking statements as representing the views of GCL as of any date subsequent to the date of this press release. Except as may be required by law, GCL does not undertake any duty to update these forward-looking statements.

GCL Investor Relations:

Crocker Coulson

crocker.coulson@aummedia.org

(646) 652-7185